UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TILL CAPITAL LTD.
(Exact name of registrant as specified in its charter)

Bermuda	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Continental Building, 25 Church Street, Hamilton, Bermuda	HM12
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Restricted voting shares, $0.001 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[X]

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.[   ]

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Our Memorandum of Association provides for an authorized share capital of $12,000, divided into 12,000,000 shares of par value $0.001 per share, which pursuant to approval granted by our shareholders, has been further divided into 11,500,000 restricted voting shares with a par value of $0.001 per restricted voting share (the “Restricted Voting Shares”), and 500,000 preference shares with a par value of $0.001 per preference share (the “Preference Shares”). As of the date hereof, 3,569,184 Restricted Voting Shares are issued, fully-paid and outstanding. No Preference Shares are issued and outstanding.

Our Restricted Voting Shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of Bermuda law and our Bye-laws, we may repurchase our own shares held by shareholders.

Liquidation Preferences

Pursuant to our Bye-laws, the Restricted Voting Shares rank pari passu with one another. In the event of a winding-up or dissolution of Till Capital Ltd. (the “Company”), whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, a holder of Restricted Voting Shares will be entitled to our surplus assets, if any, remaining after the payment of all of our debts and liabilities.

Dividend Rights and Policy

The holders of Restricted Voting Shares are entitled to such dividends as our board of directors (the “Board”) may from time to time declare. We have not paid any dividends from our date of incorporation up to the date of this registration statement.

Since we are a holding company with no operations, our sole sources of funds to pay expenses and dividends, if any, are Resource Re Ltd. (“RRL”) and our subsidiaries, and our ability to pay dividends depends on the ability of RRL and our other subsidiaries to pay dividends to us. RRL, our wholly-owned reinsurance subsidiary, is regulated by the Bermuda Monetary Authority (the “BMA”), and the ability of RRL to pay dividends to us is limited under Bermuda law and regulations. RRL is registered as a Class 3A insurer under the Insurance Act 1978, as amended, and its related regulations (the “Insurance Act”). The Insurance Act, the conditions listed in RRL’s insurance license and the approvals issued by the BMA provide that RRL is required to maintain a minimum solvency margin valued at $1 million at all times. A Class 3A insurer is prohibited from declaring or paying a dividend if it fails to meet, before or after declaration or payment of such dividend, its: (i) requirements under the Companies Act 1981, as amended (the “Companies Act”); (ii) minimum solvency margin or (iii) enhanced capital requirement or minimum liquidity ratio. If a Class 3A insurer fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, under the Companies Act, the Company and RRL each may only declare or pay a dividend if it has no reasonable grounds to believe that (i) it is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of its assets would be less than its liabilities.

Voting Rights and Limitations

In general, and subject to the adjustments described below, shareholders will have one vote for each Restricted Voting Share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of shareholders.

Under our Bye-laws, if, and so long as, the votes conferred by the “Controlled Shares” (as defined in our Bye-laws) of any person would otherwise cause such person (or any other person) to be treated as a “9.9% Shareholder” (as defined in our Bye-laws) with respect to any matter, the votes conferred by the Controlled Shares owned by shareholders of such person’s “Controlled Group” (as defined in our Bye-laws) will be reduced by whatever amount is necessary so that such person may only exercise, and is only attributed, no more than 9.9% of the total voting rights. These reductions will be made pursuant to formulas provided in our Bye-laws, as applied by the Board, in a manner that will not result in any other person being treated as a 9.9% Shareholder. Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, which other shareholders may have voting rights in excess of one vote per share.

In addition, our Bye-laws provide that the Board may determine that certain shares shall not carry voting rights or shall have reduced voting rights to the extent that the Board reasonably determines, by the affirmative vote of the majority of the directors, that it is reasonably necessary in order to avoid any adverse tax consequences or materially adverse legal or regulatory treatment to us, any of our subsidiaries, or any shareholder or its affiliates; provided that the Board will use reasonable efforts to ensure equal treatment of similarly situated persons to the extent possible under the circumstances.

Our Bye-laws authorize us to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be adjusted as described above. If, after a shareholder fails to respond to such a request after five business days or submits incomplete or inaccurate information in response to a request, the Board may in its sole discretion eliminate the shareholder’s voting rights. A shareholder is required to notify us within 10 days following the date that the shareholder acquires actual knowledge that it, or to the extent practicable, any person who is deemed or constructive owner of the shareholder’s Controlled Shares, is the actual, deemed or constructive owner of 9.9% or more of the Company.

Purchase for Cancellation

We may purchase our own shares for cancellation or to acquire them to be held by us in accordance with the Companies Act on such terms as our Board shall think fit. No such purchase shall be made if there are reasonable grounds for believing that we are, or making the payment or providing the consideration for such purchase would render us, unable to pay our liabilities as they become due. Shares so purchased shall be treated as cancelled and the amount of our issued capital shall be reduced by the nominal value of those shares accordingly but the purchase of shares shall not be taken as reducing the amount of our authorized share capital.

Certain Bye-laws Provisions

Our Bye-laws contain provisions that could discourage, delay or prevent “change of control” transactions or changes in our Board and management that certain shareholders may view as beneficial or advantageous including the provisions summarized below. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over market price of our Restricted Voting Shares offered by a bidder in a potential takeover. Our Board also has the power to appoint such officers as our Board may determine to perform such duties in our management, business and affairs as may be delegated to them by our Board. These provisions are designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board, which could result in an improvement of such persons’ terms.

Number of Directors

Our Bye-laws provide that our Board shall consist of not less than three directors and not more than fifteen.

Removal of Directors

Our Bye-laws provide that shareholders may only remove a director from office prior to the expiration of his or her term by a resolution passed by not less than 66.67% of the votes cast by shareholders present in person or by proxy at a general meeting and entitled to vote thereon; provided that the notice of any such meeting convened for such purpose shall contain a statement of the intention to do so and be served on such director not less than 14 days before the meeting, and at such meeting the director shall be entitled to be heard on the motion for such director’s removal. Shareholders may fill the director vacancy at the meeting at which the director is removed, and in the absence of such shareholder election, the Board may fill the vacancy.

Shareholder Advance Notice Procedure

Our Bye-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual general meeting or special general meeting of our shareholders. The Bye-laws provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, an annual general meeting or special general meeting must deliver to our Secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at an annual general meeting or special general meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Shareholder Nominations

In the case of an annual general meeting, to be timely, the shareholder’s notice of a nomination for director must be received by our Secretary no later than the close of business on the 30th day and no earlier than the 65th day before the date of the meeting; provided, however, that if we make the first public announcement of the meeting less than 50 days before the meeting date, then the notice must be received by our Secretary no later than the close of business on the 10th day following the date of the first public announcement of the meeting date. In the case of a special general meeting, to be considered timely, the shareholder’s notice must be received by our Secretary no later than the 15th day following the date of the first public announcement of the meeting date. The notice must include certain information prescribed in our Bye-laws. To be in proper written for, notice must comply with the requirements set out in our Bye-Laws.

Shareholder Proposals

One or more legal or beneficial owners of shares (“Proposing Shareholders”) who on the record date for notice of the meeting hold at least 1/20th of our paid-up share capital and have complied with the notice provisions in the Bye-Laws may propose business to be considered at a general meeting. To be timely, the Proposing Shareholders’ notice of a proposal must be delivered to or mailed and received by our Secretary no later than 90 days prior to the first anniversary of the preceding year’s annual general meeting; provided that, if the date of the annual general meeting is advanced more than 30 days prior to such anniversary date or delayed more than 30 days after such anniversary date, then such notice must be received at the registered office no later than the later of 70 days prior to the date of the annual general meeting or the 10th day following the date of the first public announcement of the meeting date.

Amendments to Our Memorandum of Association and Bye-laws

Amendments or alterations to either our Memorandum of Association or Bye-laws will require the approval of a majority of our Board and an affirmative vote of not less than 66.67% of the shareholder votes cast in accordance with our Bye-laws. These provisions make it more difficult for any person to remove or amend any provisions in our Memorandum of Association or Bye-laws that may have an anti-takeover effect.

Amalgamation or Merger

An amalgamation or merger of our company with any other company wherever incorporated requires an affirmative vote of not less than 66.67% of the shareholder votes cast in accordance with our Bye-laws.

Meetings of Shareholders

Our annual general meeting will be held in each year. A special general meeting will be held when, in the judgment of our Chief Executive Officer, Chairman, Board, any two directors or any director and the Secretary, such a meeting is necessary. In addition, upon receiving the requisition from shareholders holding at the date of deposit of the notice of requisition at least 1/20th of our paid-up share capital which carries the right to vote at our general meetings, the Board shall convene a special general meeting in accordance with the Companies Act.

We follow applicable Bermuda laws with respect to quorum requirements for shareholder meetings. Our quorum requirement at any annual or general meeting is equal to two or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying in excess of five percent of the exercisable voting rights. We have applied to list the Restricted Voting Shares on The NASDAQ Stock Market LLC (“NASDAQ”). Under NASDAQ Marketplace Rule 5620(c), the minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. If the Restricted Voting Shares are approved for listing on NASDAQ, we will claim the exemption permitted under NASDAQ Marketplace Rule 5615(a)(3), whereby, as a foreign private issuer, we are permitted to follow our home country practice with respect to quorum requirements in lieu of the NASDAQ requirements.

Item 2. Exhibits.

            Not Applicable.

SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2015

TILL CAPITAL LTD.

By:	/s/ Timothy Leybold
Name: Timothy Leybold
Title: Chief Financial Officer